EXHIBIT 11

SPARTECH CORPORATION AND SUBSIDIARIES
COMPUTATION OF NET EARNINGS PER COMMON SHARE
(In thousands, except per share amounts)

                                                     Fiscal Year Ended

                                                   Nov 1,     Nov 2,    Oct 28,
                                                     1997       1996      1995
NET EARNINGS
   Net earnings                                    $25,493   $18,317   $14,534
   Preferred stock accretion/requirements                -         -    (1,098)
   Primary net earnings applicable to common
   shares and equivalents                           25,493    18,317    13,436
    Add: Preferred stock dividend accretion
         reduction resulting from the
        assumed conversion of the preferred stock        -         -     1,098

   Fully diluted net earnings applicable to common
   shares                                         $ 25,493   $ 18,317 $ 14,534

WEIGHTED AVERAGE SHARES OUTSTANDING
    Weighted average common shares outstanding      26,418     23,714   15,956

     Add: Shares issuable from assumed exercise of
          options and warrants                       1,512      1,158      902
     Primary weighted average common shares
     outstanding                                    27,930     24,872   16,858
      Add: Shares issuable from assumed
           conversion of preferred stock                 -          -    7,137
      Add: Additional shares issuable from assumed
           exercise of options and
           warrants due to the difference in the
           share repurchase price under the
           fully diluted computation                  201        243       116

   Fully diluted weighted average common shares
    outstanding                                    28,131     25,115    24,111

NET EARNINGS PER COMMON SHARE
   Primary                                          $ .91        $.74     $.80
   Fully Diluted                                     $.91        $.73     $.60